Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated December 7, 2013, relating to the consolidated financial statements and financial statement schedule of Biglari Holdings Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the contribution of cash and securities to investment partnerships), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Biglari Holdings Inc. for the fiscal year ended September 25, 2013, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
July 14, 2014